BC FORM 51-102F3
SECURITIES ACT

1. Name and Address of Company

QUEST CAPITAL CORP. (the “Company”)
Suite 300 - 570 Granville Street
Vancouver, B.C. V6C 3P1

2. Date of Material Change

December 15, 2006

3. News Release

A news release relating to the material change described herein was released in Canada, the United States and the UK via CCN Mathews on December 15, 2006.

4. Summary of Material Change

The Company announces the appointment of a new Chief Financial Officer.

5. Full Description of Material Change

Quest Capital Corp. ('Quest' or the 'Company'), announces that the Company's Chief Financial Officer, Susan Neale will be leaving Quest to pursue other opportunities effective December 31, 2006.

"Susan has been a valuable member of the Quest’s senior management team as we have expanded and grown our Merchant Bank business,” said Company Chairman, Robert Buchan. “We have enjoyed the opportunity to both work together and to build the Company’s asset base. She will be available during the transition period and we wish her continued success with any future endeavors.”

The successor to Ms. Neale will be Mr. Narinder Nagra. Mr. Nagra is currently the Treasurer of Quest and has worked in the financial accounting industry since 1990. Prior to Quest, Mr. Nagra was Corporate Controller for TSX-listed Canico Resource Corp.

"Narinder's financial expertise, public company experience and his business background makes him well-suited to become part of Quest's senior management,” continued Mr. Buchan. “We look forward to the contributions he will make in his new role.”

Quest would also like to announce that over the past year, management has been working to obtain a new telephone number that would further establish the “Quest” brand. Effective immediately, the new telephone number for Quest is 604-68-QUEST (604-687-8387).

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

A. Murray Sinclair Managing Director Tel: 604.68.QUEST (604.687.8378) Toll Free: 800.318.3094	Mark Monaghan Vice President Tel: 416.367.8383

9. Date of Report

December 15, 2006